

11007995

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-51852

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NorthEast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. The Plan's Summary Annual Report and Schedule I to the Form 5500 will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 27, 2011

NorthEast Community Bank Employees' Savings & Profit Sharing Plan and Trust

By: Donna J. Lockwood
Plan Administrator

US2008 2638296.1